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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2005

                        CHINA FINANCE ONLINE CO. LIMITED

                 (Translation of registrant's name into English)

                         ROOM 610B, 6/ F PING'AN MANSION
                             NO. 23 FINANCIAL STREET
                        XICHENG DISTRICT, BEIJING 100032
                                      CHINA
                                (86-10) 6621-0425

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    FORM 20-F [X]              FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          YES [ ]              NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 2g3-2(b): 82-__________.

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                        CHINA FINANCE ONLINE CO. LIMITED

                                    FORM 6-K

                                TABLE OF CONTENT

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Signature                                                                        Page 3

Press release regarding changes in senior management team, dated June 23, 2005   Page 4
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        CHINA FINANCE ONLINE CO. LIMITED

                                    By:    /s/ Sam Qian
                                           -------------------------------------
                                    Name:  Sam Qian
                                    Title: President and Chief Financial Officer

Date: June 23, 2005

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        CHINA FINANCE ONLINE ANNOUNCES CHANGES IN SENIOR MANAGEMENT TEAM

BEIJING, June 23 /Xinhua-PRNewswire/ -- China Finance Online Co., Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced that Jun Ning, its Chairman and Chief Executive Officer, has resigned from his positions with the company because of his health condition, effective July 25, 2005. The Board of Directors has appointed Mr. Zhiwei Zhao as Chief Executive Officer and a member of the Board of Directors, effective July 25, 2005. Mr. Hugo Shong was appointed as Chairman of the Board of Directors. Mr. Jun Ning will continue to work with the board and the Company in a consulting role after his resignation to ensure a smooth transition to new leadership for the Company.

"Jun Ning has provided strong leadership to China Finance Online and has successfully grown the company from a $100,000 start-up to a NASDAQ listed public company," said Hugo Shong, the newly appointed chairman of the Board of Directors. "Under Jun's direction, China Finance Online has become a leading online financial information service provider in China. We regret that Jun has to leave us because of his health condition. We thank him for his 5-year indispensable contributions to the company and look forward to his advice during the management transition over the coming months."

"We believe that Zhiwei's distinguished track record, successful industry experience and sufficient understanding of the great opportunities ahead of China Finance Online make him the best choice for CEO," Hugo continued.

Jun Ning also expressed his pride in the team he built and what they had accomplished together. "Zhiwei is an experienced leader. I am glad to have a successor like him and I am very confident that he and the new senior management team will help China Finance Online to continue to innovate for future growth and move to the next level in terms of success and delivering shareholder value."

"I'm very excited to join this outstanding team," said Mr. Zhao. "Their incredible dedication to the high-quality services they provide impressed me especially, and I'm looking forward to working with them to seize every opportunity and to meet all the challenges."

Hugo Shong has been with International Data Group since 1993. In 1993, Mr. Shong assisted Mr. Patrick McGovern in establishing the $50 million IDGVC venture fund in Beijing, Shanghai and Guangdong. In the past few years, he has helped IDG to acquire or launch nearly 10 IT publication joint ventures and magazines in China. Mr. Shong is responsible for IDG's businesses in 15 Asian countries and regions. He also serves as a director for several public and private companies in both China and the U.S. He received a Master's Degree in Communication from Boston University and finished graduate programs at the Fletcher School of Law & Diplomacy in 1987 and the Business School of Harvard University in 1996.

Zhiwei Zhao has been the Chairman of the Board of Directors of Abitcool Inc since 2005. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology.

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NOTE TO INVESTORS

China Finance Online will host a live conference call to discuss the transition of the management team. Set forth below is detailed information concerning the call:

WHEN: 9:00PM Eastern Time on June 23, 2005 (or 9:00AM June 24, 2005 in the Hong Kong/Beijing Time Zone)

Dial-in Numbers:

U.S Toll Free: +1 877 847 0047

Hong Kong Toll Free: +852 3006 8191

Singapore Toll Free: +800 852 3396

Password for all regions: 7447


Replay: A replay of the event will be available for 16 days at:


U.S: +1 877 847 0047

Hong Kong: +852 3006 8191

Singapore: +800 852 3396

Pass code for all regions: 767635

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Business Highlights section and quotations from management in this press release, as well as China Finance Online's strategic and operational plans, contain forward-looking statements. China Finance Online may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Finance Online's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online's historical losses, its limited operating history, declines or disruptions in the online financial industry, the recurrence of SARS, China Finance Online's reliance on relationships with Chinese stock exchanges and raw data providers, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and other

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risks outlined in China Finance Online's filings with the U.S. Securities and
Exchange Commission, including its registration statement on Form F-1, as amended. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT CHINA FINANCE ONLINE CO. LIMITED

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, http://www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jing Wu

China Finance Online Co. Limited
Tel: (+86-10) 6621-0425
Email: ir@jrj.com

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